FILE No.
82-4749

SUPPL

Northern Abitibi Mining Corp.
Interim Unaudited Consolidated Financial Statements
June 30, 2009

In accordance with national instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim consolidated balance sheet as at June 30, 2009 nor the unaudited interim consolidated statements of net and comprehensive loss and deficit and cash flows for the three and nine month periods ended June 30, 2009 and June 30, 2008.

Northern Abitibi Mining Corp.
Interim Consolidated Balance Sheets

		June 30, 2009 (Unaudited)	September 30, 2008
ASSETS			
Current			
Cash and cash equivalents (Note 3)		$ 623,553	$ 403,333
Accounts receivable		8,420	6,709
Government grants receivable		-	155,000
Prepaid expenses		16,532	17,819
		648,505	582,861
Other Assets (Note 5)		-	64,265
Mineral properties and equipment (Note 4)		1,353,625	850,406
		$ 2,002,130	$ 1,497,532
LIABILITIES			
Current			
Accounts payable and accrued liabilities		$ 117,249	$ 30,571
Due to related parties (Note 11)		20,516	29,985
		137,765	60,556
Asset retirement obligation (Note 6)		19,175	9,100
		156,940	69,656
SHAREHOLDERS' EQUITY			
Capital stock (Note 7)		10,827,930	10,523,470
Warrants (Note 7)		211,000	210,132
Contributed Surplus (Note 7)		789,980	657,848
Deficit		(9,983,720)	(9,963,574)
		1,845,190	1,427,876
		$ 2,002,130	$ 1,497,532

Going concern and nature of operations (Note 1)
Commitments (Note 12)

Approved by the Board

"Shane Ebert" Director

"Lesley Hayes" Director

See accompanying notes to the financial statements.

Northern Abitibi Mining Corp.
Interim Consolidated Statements of Net and Comprehensive Loss and Deficit

(Unaudited – prepared by management)

	Three Months Ended June 30		Nine Months Ended June 30	
	2009	2008	**2009**	2008
Expenses				
General and administrative (Note 9)	**$ 38,462**	$ 38,998	**$ 173,974**	$ 249,306
Reporting to shareholders	**18,747**	16,605	**23,136**	33,565
Professional fees	**2,064**	2,752	**9,214**	7,186
Stock exchange and transfer agent fees	**3,493**	3,724	**9,201**	8,927
Amortization of capital assets	**2,232**	818	**6,697**	2,057
Accretion of asset retirement obligation (Note 6)	**-**	-	**875**	800
Foreign exchange loss	**1,093**	-	**-**	-
	(66,091)	(62,897)	**(223,097)**	(301,841)
Other Income (Expense)				
Interest	**586**	5,728	**2,951**	17,519
Abandonments and mineral property write-down	**-**	-	**-**	(4,250)
	586	5,728	**2,951**	13,269
Loss before income taxes	**(65,505)**	(57,169)	**(220,146)**	(288,572)
Future income tax recovery(Note 7)	**-**	-	**200,000**	-
Net and Comprehensive Loss	**(65,505)**	(57,169)	**(20,146)**	(288,572)
Deficit, beginning of period	**(9,918,215)**	(9,841,458)	**(9,963,574)**	(9,610,055)
Deficit, end of period	**(9,983,720)**	$(9,898,627)	**$(9,983,720)**	$(9,898,627)
Earnings (loss) per share				
Basic and diluted	**$ 0.00**	$ 0.00	**$ 0.00**	$ (0.01)
Weighted Average Number of Shares Outstanding				
Basic	**58,551,242**	51,698,511	**55,795,617**	49,018,325
Diluted	**58,551,242**	51,698,511	**55,795,617**	49,018,325

See accompanying notes to the financial statements

Northern Abitibi Mining Corp.
Interim Consolidated Statements of Cash Flows
(Unaudited – prepared by management)

	Three months ended June 30		Nine months ended June 30	
	2009	2008	**2009**	2008
Increase (decrease) in cash and cash equivalents:				
Operating activities				
Interest received	**$ 586**	$ 5,728	**$ 2,951**	$ 17,519
Cash operating expenses	**(70,456)**	(69,954)	**(210,252)**	(183,835)
	(69,870)	(64,226)	**(207,301)**	(166,316)
Financing activities				
Government grant receipts	-	-	**127,721**	-
Private placement proceeds	-	604,000	**640,000**	604,000
Cash share issue costs and financing fees	-	(6,478)	**(81,040)**	(6,478)
Exercise of options	-	-	-	20,000
Exercise of warrants	-	-	-	2,000
	-	597,522	**686,681**	619,522
Investing activities				
Refundable claim deposits	-	(61,200)	-	(61,200)
Receipt of environmental deposits	**3,065**	4,545	**3,065**	4,545
Site restoration expenditures	-	(3,459)	-	(3,459)
Mineral property additions	**(58,631)**	(277,127)	**(262,225)**	(656,512)
	(55,566)	(337,241)	**(259,160)**	(716,626)
Foreign exchange (loss) gain on cash held in foreign currency	**(1,093)**	-	-	-
Increase (decrease) in cash and cash equivalents	**(126,529)**	196,055	**220,220**	(263,420)
Cash and cash equivalents:				
Beginning of period	**750,082**	375,211	**403,333**	834,686
End of period	**$ 623,553**	$ 571,266	**$ 623,553**	$ 571,266

Supplementary Information:
Interest and taxes
No cash was expended on interest or taxes during the nine and three month periods ended June 30, 2009 and June 30, 2008.

Non-cash transactions:
During the nine months ended June 30, 2009, non-cash share issue costs in the amount of $26,000 were recognized as a reduction to capital stock. These costs represented the value assigned to agent's warrants granted in connection with the private placement that closed on December 30, 2008.

During the nine months ended June 30, 2009, the Company issued 476,190, (2008 – 300,000) common shares, pursuant to the Taylor Brook acquisition agreement. The non-cash transaction was valued at $50,000, (2008 - $60,000) using the market value of the shares at the transaction date or dates determined by the agreement.

During the nine months ended June 30, 2008, the Company granted stock options to officers and directors resulting in a non-cash charge of $109,000 being included in general and administrative expenses. (Note 9)

See accompanying notes to the financial statements.

Northern Abitibi Mining Corp.
Notes to the Interim Consolidated Financial Statements

(Unaudited – prepared by management)
June 30, 2009

1. Going concern and nature of operations

Northern Abitibi Mining Corp. is engaged in the business of mineral exploration and development in Canada and the United States. Since inception, the efforts of the Company have been devoted to the acquisition, exploration and development of mineral properties. To date the Company has not received any revenue from mining operations and has not determined whether mineral properties contain ore reserves that are economically recoverable. These interim consolidated financial statements include the accounts of the Company and its wholly-owned US subsidiary NAMCOEX Inc.

The carrying values of mineral properties represent costs incurred to date, net of recoveries, abandonments and write-downs, and do not necessarily reflect present or future values. The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves; the acquisition and maintenance of appropriate permits, licenses and rights; the ability of the Company to obtain necessary financing to complete the development of properties where necessary, and upon future profitable operations; or alternatively, upon the Company's ability to recover its costs through a disposition of its interests.

These interim consolidated financial statements have been prepared by management on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to raise adequate financing or to commence profitable operations. While the Company has been successful in raising equity capital to fund exploration expenditures this fiscal year and working capital needs to the end of the calendar year, it continues to investigate options to raise money to finance operations and exploration expenses beyond calendar 2009 There is material uncertainty whether the Company will be able to raise equity capital to fund future working capital needs. These financial statements do not give effect to adjustments to the carrying values and classifications of assets and liabilities that would be necessary if the Company were unable to continue as a going concern.

These interim consolidated financial statements, that were not subject to audit or review by the Company's external accountants, follow the same accounting policies and methods of computation as the audited financial statements for the year ended September 30, 2008 except for the adoption of amended Section 1400 of the CICA Handbook as described in note 2 below. These interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2008 as not all disclosures required by Generally Accepted Accounting Principles for annual financial statements are presented.

2. Accounting policies

Newly adopted

Effective October 1, 2008, the Company adopted amended Section 1400, General Standards of Financial Statement Presentation. This section includes requirements to assess and disclose the Company's ability to continue as a going concern. It indicates that financial statements shall be prepared on a going concern basis unless management either intends to liquidate the entity or cease operations, or has no realistic alternative but to do so. (see note 1)

Future

In February, 2008, the Canadian Accounting Standards Board, (AcSB), announced that interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011 must be prepared in accordance with International Financial Reporting Standards, (IFRS). Accordingly the Company will be required to present their financial statements for the fiscal year ended September 30, 2012 in accordance with IFRS and will be required to restate the comparatives for the fiscal year ended September 30, 2011. While the Company has begun assessing the consequences of the adoption of IFRS, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3. Cash and cash equivalents

At June 30, 2009, unexpended proceeds from flow-through share issuances in the amount of $317,000, that are restricted for use on qualifying exploration expenditures, are included in cash and cash equivalents. The Company is committed to incur these costs by December 31, 2009.

4. Mineral properties and equipment

The following exploration and acquisition costs were incurred during the nine month periods ended June 30, 2009 and June 30, 2008 respectively:

Nine months ended June 30, 2009	Total	Newfoundland & Labrador Taylor Brook	Newfoundland & Labrador Viking
Exploration expenditures:			
Cumulative exploration costs to Sept. 30, 2008	$ 659,920	$ 441,861	$ 218,059
Geological consulting	111,939	4,250	107,689
Drilling	151,676	-	151,676
Travel and accommodation	10,890	-	10,890
Field	23,703	187	23,516
Geochemical	14,746	273	14,473
Equipment rental	4,537	-	4,537
Trenching and road preparation	40,613	-	40,613
Air support	4,024	-	4,024
Asset retirement provision	9,200	-	9,200
Adjustment to government grant	27,279	12,657	14,622
Cumulative exploration costs to June 30, 2009	**1,058,527**	**459,228**	**599,299**
Property acquisition costs:			
Cumulative acquisition costs to September 30, 2008	160,723	101,240	59,483
Acquisition costs incurred	111,308	111,200	108
Cumulative acquisition costs to June 30, 2009	**272,031**	**212,440**	**59,591**
Total mineral properties June 30, 2009	**$ 1,330,558**	**$ 671,668**	**$ 658,890**
Equipment at cost	34,400		
Accumulated amortization	(11,333)		
Total mineral properties and equipment June 30, 2009	**$1,353,625**		

2008	Total	Newfoundland & Labrador Taylor Brook	Newfoundland & Labrador Viking	Other Properties
Exploration expenditures:				
Cumulative exploration costs to Sept. 30, 2007	$ 121,647	$ 78,067	$ 43,580	$ -
Geological consulting	91,568	62,858	24,460	4,250
Drilling	334,114	334,114	-	-
Trenching	28,900	-	28,900	-
Travel and accommodation	31,703	16,947	14,756	-
Equipment rental	12,143	6,893	5,250	-
Field	13,712	11,218	2,494	-
Geochemical	17,148	15,600	1,548	-
Geophysical	23,674	17,164	2,510	4,000
Air support	5,118	-	5,118	-
Asset retirement obligation accrual	5,000	-	5,000	-
Write-down of mineral properties	(4,250)	-	-	(4,250)
Cumulative exploration costs to June 30, 2008	**680,477**	**542,861**	**133,616**	**4,000**
Property acquisition costs:				
Cumulative acquisition costs to Sept. 30, 2007	54,313	29,000	25,313	-
Acquisition costs incurred	87,510	72,240	15,270	-
Cumulative acquisition costs to June 30, 2008	**141,823**	**101,240**	**40,583**	-
Total mineral properties June 30, 2008	**$ 822,300**	**$ 644,101**	**$ 174,199**	**$ 4,000**
Equipment at cost	24,901			
Accumulated amortization	(2,057)			
Total mineral properties and equipment June 30, 2008	**$ 845,144**			

4. Mineral properties and equipment (continued)

Newfoundland and Labrador, Canada

Taylor Brook

During the year ended September 30, 2007 the Company entered into an option agreement to acquire an interest in the Taylor Brook nickel/copper/cobalt/platinum group elements prospect located in Northwestern Newfoundland. The Company may earn a majority interest in the project by issuing 500,000 common shares, paying $200,000 cash, or alternatively issuing the equivalent market value of its common shares at its election, and spending $1,200,000 on exploration over four years. Upon earn-in, and at the vendor's election, the Company will either form a joint venture with the vendor, with the Company participating at 51% and the vendor 49%, or the Company will acquire a 100% interest subject to a sliding scale net smelter returns royalty of 1.5% to 3.5% based on the price of nickel, or the Company will earn 51% with the option of increasing to 70% by spending an additional $4 million on exploration. The property has a 2% net smelter return royalty, half of which can be bought back for $1 million.

The scheduled share and cash payments as well as the minimum cumulative exploration expenditures that must be incurred in order to earn the minimum 51% interest are as follows:

Date	Number of Shares	Cash payments or equivalent value of shares	Minimum Cumulative Expenditures
Mar. 26, 2007 (issued)	200,000	$ -	$ -
Mar. 19, 2008 (issued/incurred)	300,000	$ -	$ 200,000
Mar. 19, 2009 (issued shares for payment/incurred)	-	$ 50,000	$ 400,000
Mar. 19, 2010	-	$ 70,000	$ 700,000
Mar. 19, 2011	-	$ 80,000	$ 1,200,000
	500,000	$ 200,000	

Viking

During the year ended September 30, 2007 the Company entered into an option agreement to acquire a majority interest in the Viking gold property in western Newfoundland by issuing 1,115,000 shares of the Company and spending $1,200,000 on exploration over four years. Upon earn-in, and at the vendor's election, the Company will either form a joint venture with the vendor, with the Company participating at 51% and the vendor 49%, or the Company will acquire a 100% interest subject to a sliding scale net smelter returns royalty of 2% to 4% based on the price of gold, or the Company will earn 51% with the option of increasing to 70% by spending an additional $4 million on exploration. The Company was also required to make a cash payment of $15,000 to the underlying property holder in fiscal 2008.

The scheduled share and cash payments as well as the minimum cumulative exploration expenditures that must be incurred in order to earn the minimum 51% interest are as follows:

Date	Number of Shares	Cash payment	Minimum Cumulative Expenditures
July 16, 2007 (issued)	90,000	$ -	-
February 24, 2008 (paid)	-	$ 15,000	-
July 5, 2008 (issued/incurred)	135,000	$ -	$ 140,000
July 5, 2009 (issued subsequent to period-end /incurred)	225,000	$ -	$ 350,000
July 5, 2010	310,000	$ -	$ 600,000
July 5, 2011	355,000	$ -	$ 1,200,000
	1,115,000	$ 15,000	

5. Other assets

	June 30, 2009	Sept. 30, 2008
Environmental deposits	$ -	$ 3,065
Refundable claim deposits	-	61,200
	$ -	$ 64,265

The environmental deposits pertained to the mineral exploration properties in Nevada that were abandoned. A portion of the deposits was refunded during the year ended September 30, 2008 and the remainder was refunded during the nine months ended June 30, 2009. The claim deposits were paid in connection with the staking of claims on Taylor Brook, Newfoundland where a portion of the claim payment is refundable if sufficient exploration work is completed within the first year. As it was determined that it is likely that sufficient expenditures will not be incurred by the deadline, these costs of staking the claims were reclassified to acquisition costs for Taylor Brook.

6. Asset retirement obligation

Changes in the asset retirement obligation for the nine months ended June 30, 2009 and year ended September 30, 2008 respectively are as follows:

	Nine months ended June 30, 2009	Year ended Sept.30, 2008
Balance, beginning of period	**$ 9,100**	$ 6,759
Change in retirement accrual	**9,200**	7,500
Costs incurred	**-**	(5,959)
Accretion	**875**	800
Balance, end of period	**$ 19,175**	$ 9,100

The Company completed the restoration of the Nevada mineral property sites during the year ended September 30, 2008. As at June 30, 2009, the Company has recorded $19,175 for costs to restore the Taylor Brook and Viking, Newfoundland & Labrador properties. The Taylor Brook and Viking costs were based on expected payments of $19,000 two years in the future, inflation adjusted at 5% and discounted at 12% per annum. Management believes that there are no other significant legal obligations as at June 30, 2009 for current and future asset retirement and restoration costs. The ultimate amount of future restoration costs is uncertain; circumstances could arise over the years that would require material revisions to these estimated obligations. Changes in assumptions could have a material effect on the fair value of asset retirement obligations.

7. Capital stock, warrants and contributed surplus

a) Authorized

Unlimited number of common shares without par value

b) Issued

	Number of Shares	Shares Amount	Contributed Surplus	Number of Warrants	Warrants Amount
Balance Sept. 30, 2008	51,913,148	$10,523,470	$657,848	3,370,760	$210,132
Private placement Dec/08	4,761,904	418,000	-	2,380,951	82,000
Share issue costs	-	(75,585)	-	380,952	26,000
Private placement Mar/09	1,400,000	115,000	-	700,000	25,000
Share issue costs	-	(2,955)	-	-	-
Shares issued pursuant to mineral property option agreement	476,190	50,000	-	-	-
Warrant expiry	-	-	132,132	(2,406,247)	(132,132)
Tax effect of flow-through renunciations	-	(200,000)	-	-	-
Balance June 30, 2009	**58,551,242**	**$10,827,930**	**$789,980**	**4,426,416**	**$211,000**

7. Capital stock, warrants and contributed surplus (continued)

b) Issued

On March 19, 2009 the Company closed a non-brokered private placement of 1,400,000 units for gross proceeds of $140,000. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole purchase warrant may be exercised to acquire one common share at $0.15 per share to March 19, 2011. The warrants attached to the private placement units were valued at $25,000 using the Black Scholes Option Pricing Model. The assumptions utilized in these calculations included volatility of 88%, a 2 year warrant life, a risk-free interest rate of 1.12% and a 0% dividend rate.

On December 30, 2008, the Company closed a private placement financing for gross proceeds before issue costs of $500,000. The financing was comprised of 4,761,904 Units, each unit of which was comprised of one flow-through common share and one-half of one common share purchase warrant. Each full common share purchase warrant may be exercised to acquire one common share at an exercise price of $0.20 to December 30, 2009 and at an exercise price of $0.25 from December 31, 2009 to December 30, 2010. In addition to cash finders' and due diligence fees aggregating $40,000, the Company issued 380,952 agents' warrants to the agents. Each agent's warrant may be exercised at $0.105 to acquire one common share and one-half of one broker warrant to December 30, 2010. Each whole broker warrant may be exercised to acquire one common share at a price of $0.20 per share to December 30, 2009 and a price of $0.25 per share from December 31, 2009 to December 30, 2010.

The warrants attached to the private placement units and the agents' warrants were valued at $82,000 and $26,000 respectively using the Black Scholes Option Pricing Model. The assumptions utilized in these calculations included volatility of 88%, a 2 year warrant life, a risk-free interest rate of 1.08% and a 0% dividend rate.

Exploration expenditures aggregating $800,000 were renounced to flow-through share investors during the nine months ended June 30, 2009. The $200,000 tax value associated with these resource expenditures reduced capital stock and was recognized as future income taxes payable. As the company has unrecognized future tax assets, this liability was extinguished through the recognition of a future tax recovery in the statement of net and comprehensive earnings (loss).

c) Stock options outstanding and option transactions

	Number of shares		Exercise
Expiry	Jun. 30, 2009	Sept. 30, 2008	Price
August 1, 2011	**625,000**	625,000	$0.10
December 11, 2011	**500,000**	500,000	$0.10
May 8, 2012	**-**	100,000	$0.15
October 17, 2012	**825,000**	925,000	$0.22
	1,950,000	2,150,000	

The Company has an option plan (the Plan), under which up to 10% of the issued and outstanding common shares are reserved for issuance. Under the Plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date from which the optionee ceases to be a director, officer, employee or consultant. The exercise price of the options granted under the Plan will not be less than that from time to time permitted under the rules of the stock exchange or exchanges on which the shares are then listed, which price reflects trading values at that time. All of the above-noted outstanding options vested on the grant date. Stock options were not granted or exercised during the nine months ended June 30, 2009. The expiry date of stock options to acquire 100,000 common shares at $0.15 per share and 100,000 common shares at $0.22 per share was accelerated due to the resignation of an officer. These options expired without exercise on June 30, 2009.

7. Capital stock, warrants and contributed surplus (continued)

d) Warrants outstanding and warrant transactions

	Balance Sept.30, 2008	Expired	Issued	Balance June 30, 2009
Warrants exercisable at $0.16 expiring May 2, 2009	2,197,914	(2,197,914)	-	-
Finders' warrants exercisable at $0.12 expiring May 2, 2009	208,333	(208,333)	-	-
Warrants exercisable at $0.23 expiring April 2, 2010	964,513	-	-	964,513
Warrants exercisable at $0.20 during year ended Dec.30, 2009 or $0.25 during year ended Dec. 30, 2010; expiring Dec.30, 2010	-	-	2,380,951	2,380,951
Agents' warrants exercisable at $0.105 expiring December 30, 2010	-	-	380,952	380,952
Warrants exercisable at $0.15 expiring March 19, 2011	-	-	700,000	700,000
Total warrants	**3,370,760**	**(2,406,247)**	**3,461,903**	**4,426,416**

With the exception of the Finder's Warrants and the Agents' Warrants, the warrants above may be exercised to acquire an equal number of common shares. The $0.12 Finders' Warrants allowed the purchase of 208,333 units, (Finders' Units). Each of the Finders' Units was in turn comprised of one common share and one-half share purchase warrant. Each whole warrant could be exercised to acquire one common share at $0.16 per share to May 2, 2009. The Finders' warrants expired without exercise on May 2, 2009. The $0.105 Agents' Warrants allow the purchase of 380,952 units comprised of 380,952 common shares and 190,476 Brokers' Warrants. Each Broker's Warrant may be exercised to acquire one common share at $0.20 per share to December 30, 2009 or at $0.25 per share from December 31, 2009 to December 30, 2010.

8. Financial instruments

The following summarizes the carrying values of the various financial instrument categories:

<u>Category</u>	Carrying value June 30, 2009	Carrying value Sept. 30, 2008
Held for trading (Cash and cash equivalents)	**$ 623,553**	$ 403,333
Loans and receivables (Accounts and grants receivable)	**$ 8,420**	$ 161,709
Other financial liabilities (Accounts payable and accrued liabilities and Due to related parties)	**$ 137,765**	$ 60,556

Loans and receivables and other financial liabilities are carried at amortized cost which approximates fair value and cost due to the short-term nature of the instruments. Held for trading investments are carried at fair value which approximates cost due to their short-term nature.

Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The value of cash and cash equivalent investments denominated in US dollars fluctuate with changes in currency exchange rates. Appreciation of US dollar currencies results in a foreign currency gain on such investments and a decrease in US dollar currencies results in a loss. The Company did not utilize market risk sensitive instruments to manage its exposure to foreign currency exchange rates. The Company held minimal US dollar balances throughout much of the nine months ended June 30, 2009 and, as of June 30, 2009, the Company does not hold US funds, consequently variations in exchange rates will not result in foreign exchange gains or losses at this point in time.

9. Stock-based compensation

Included in general and administrative expenses for the nine months ended June 30, 2009 is stock based compensation in the amount of $Nil, (2008 - $109,000). The fair value of the compensation was determined using the Black-Scholes Option Pricing Model using the following information and assumptions:

Nine months ended June 30,	**2008**
Number of options granted	925,000
Exercise price	$0.22
Expected stock price volatility	99%
Risk-free interest rate	4.17%
Expected option life	2 years
Expected dividend yield	-

10. Earnings per share

The earnings per share calculations for the periods disclosed were anti-dilutive due to the fact that losses were incurred in all periods. As a result no adjustments were required to basic weighted average shares outstanding or to the loss amount. Refer to note 7 (c) and (d) for a summary of options and warrants that could potentially dilute basic earnings per share in the future but were excluded from the calculation in the periods disclosed in these financial statements because their effect was anti-dilutive.

11. Related party transactions

During the nine months ended June 30, 2009, the Company was billed $14,900, (2008 - $9,100), for its share of base office lease costs and $12,900, (2008 - $17,900), for its share of lease operating and general and administrative costs, by a company related by virtue of certain common officers and directors. In the comparative period a company related by virtue of common officers and/or directors, billed the Company for its share of general and administrative costs and allocated secretarial salaries. The total billed for the nine months ended June 30, 2008 was $15,100. Officers of the Company billed for their consulting services at hourly or daily rates, either personally or through their corporate employers. The aggregate billed for the nine months ended June 30, 2009 was $99,900, (2008 - $141,400). Related party payables at June 30, 2009 and September 30, 2008 related to the aforementioned billings that were unpaid at period end.

Directors were paid $1,800 during the nine months ended June 30, 2009, (2008 - $5,700).

Related party transactions were in the normal course of operations and were measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

12. Commitments

Pursuant to a sublease agreement with a company related by virtue of certain common officers and directors, the company is committed to pay its share of lease operating costs and base lease expenses. The committed base lease costs to the end of the lease are as follows:

Remainder of 2009	$ 5,000	**each of 2010 and 2011**	$19,900	**2012**	$5,000

In addition, the company is committed to pay its share of annual associated lease operating costs, which are expected to aggregate $ 4,000 for the remainder of the year ended September 30, 2009.

The Company entered into a drilling contract during the nine months ended June 30, 2009 that requires that the Company commit to a minimum of 2000 lineal meters of drilling on the Viking property. Approximately 400 meters had been drilled by June 30, 2009, leaving an approximate commitment of 1600 meters with an estimated cost of $107,000 at that date.

See also Note 4 regarding mineral property acquisition commitments.

13. Segment disclosures

During the nine months ended June 30, 2009 and June 30, 2008 respectively, all mineral exploration activities were undertaken in Canada. Virtually all expenditures were incurred in Canada during both fiscal periods. Categories of revenue and assets allocated to geographic region are as follows:

As at, or for the nine months ended, June 30, 2009	Canada	United States	Total Enterprise
Interest revenue	$ 2,951	$ -	$ 2,951
Net and comprehensive loss	$ 20,113	$ 33	$ 20,146
Total assets	$2,002,130	$ -	$2,002,130
Capital assets – mineral properties and equipment	$1,353,625	$ -	$1,353,625
Additions to capital assets	$ 509,916	$ -	$ 509,916

As at, or for the nine months ended, June 30, 2008	Canada	United States	Total Enterprise
Interest revenue	$ 17,519	$ -	$ 17,519
Abandonments and mineral property write-down	$ 4,250	$ -	$ 4,250
Net and comprehensive loss	$ 285,601	$ 2,971	$ 288,572
Total assets	$ 1,511,540	$ 8,415	$ 1,519,955
Capital assets – mineral properties and equipment	$ 845,144	$ -	$ 845,144
Additions to capital assets	$ 675,491	$ -	$ 675,491

14. Capital

The Company's objective when managing capital is to continue as a going concern so that it can provide value to shareholders by acquiring and conducting exploration on mineral exploration properties with the ultimate objective of finding commercial quantities of base and/or precious metals. Capital is defined as Capital Stock, Warrants and Contributed Surplus. The Company has traditionally financed through equity issues rather than debt and does not anticipate using debt to finance its continuing grass roots exploration. Should the Company evolve to the point where it is developing or operating a mine, debt options would be investigated.

The Company will raise equity as cash flow requirements dictate and will attempt, when able, to time financings with more favorable market conditions. The Company can scale back exploration, and to a certain extent, discretionary administrative costs during tighter equity markets. The Company invests all capital that is surplus to its immediate operational needs in short-term, liquid and highly-rated financial instruments such as Bankers' Acceptances.

The externally imposed capital requirement that the Company is exposed to relates to flow-through shares. Pursuant to flow-through agreements entered into with flow-through share subscribers, the Company has committed to use the full proceeds of these issuances to incur qualifying mineral exploration expenditures within a prescribed time frame. Should the Company not incur these expenditures, they are required to pay the flow-through subscribers an amount equal to the tax payable by the subscriber as a result of the Company's failure to incur the expenditures. As indicated in note 3, as at June 30, 2009, the Company is required to incur $317,000 of qualifying exploration expenditures by December 31, 2009.

15. Financial Risk Management

a) Credit Risk

Credit risk is the risk of financial loss to the Company if counterparties to a financial instrument fail to meet their contractual obligations. The Company's financial instruments that could be subject to credit risk consist of related party receivables, government grant receivables, GST input tax credits and cash held in bankers' acceptances. The Company has had a history of prompt payment of their receivables and considers credit risk to be low on these instruments as at June 30, 2009.

15. Financial Risk Management (continued)

b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company's approach to managing liquidity risk is the utilization of budgets, to attempt to maintain sufficient liquidity in order to meet operational and exploration requirements as well as property acquisition commitments. The Company raises capital through equity issues and its ability to do so is dependent on a number of factors including market acceptance, stock price and exploration results. While the Company has successfully raised both flow-through and non-flow-through financing during the current period, the Company will continue to investigate financing options as additional financing is required for the Company to carry on operations beyond calendar 2009. Refer also to Note 1, going concern.

c) Market risk

Market risk consists of currency risk, commodity price risk and interest rate risk. The objective of market risk management is to manage and control market risk exposures within acceptable limits. There were no material foreign currency denominated transactions during the year and the Company did not hold material cash balances in foreign currencies. As a result the Company was not exposed to significant foreign currency exchange risks during the nine months ended or as at June 30, 2009. Since the Company has not yet developed producing mineral interests, it is not exposed to commodity price risk at this time. As the Company has no debt facilities and has minimal amounts of interest income, it is not exposed to significant interest rate risk at this time.

16. Seasonality or cyclicality

The Company incurs the majority of its Canadian exploration expenditures during spring, summer and fall.

NORTHERN ABITIBI MINING CORP.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED JUNE 30, 2009

The information included in this document should be read in conjunction with the unaudited consolidated financial statements for the nine months ended June 30, 2009 and related notes thereto. The financial information in this Management Discussion and Analysis, (MD&A), is derived from the Company's financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles. The effective date of this MD&A is July 22, 2009. All dollar amounts are in Canadian Dollars unless otherwise stated.

Statements and/or financial forecasts that are unaudited and not historical, including without limitation, exploration budgets, data regarding potential mineralization, exploration results and future plans and objectives, are to be regarded as forward-looking statements that are subject to risks and uncertainties that can cause actual results to differ materially from those anticipated. Such risks and uncertainties include risks related to the Company's business including, but not limited to: general market and economic conditions, limited operating history, continued industry and public acceptance, regulatory compliance, potential liability claims, additional capital requirements and uncertainty of obtaining additional financing and dependence on key personnel. Actual exploration and administrative expenditures can differ from budget due to unforeseen circumstances, changes in the market place that will cause suppliers' prices to change, and additional findings that will dictate that the exploration plan be altered to result in more or less work.

All forward-looking information is stated as of the effective date of this document, and is subject to change after this date. There can be no assurance that forward-looking information will prove to be accurate and future events and actual results could differ materially from those anticipated.

1) Principal Business of the Company

Northern Abitibi Mining Corp., (the Company), trading as NAI on the TSX.V, including its wholly owned subsidiary, NAMCOEX Inc., is engaged exclusively in the business of mineral exploration and development and, as the Company has no mining operations and no earnings therefrom, is considered to be in the development stage. The recoverability of the amounts comprising mineral properties is dependent upon the existence of economically recoverable mineral reserves; the acquisition and maintenance of appropriate permits, licenses and rights; the ability of the Company to obtain financing to complete the development of the properties where necessary and upon future profitable production; or, alternatively, upon the Company's ability to recover its costs through a disposition of its interests. The Company's philosophy is to acquire projects at the grass roots level and advance them to a point where partners can be brought in to further the properties to the stage where a mine is commercially feasible or the property can be sold outright.

The Company has no operating income and no earnings; exploration and operating activities are financed by the sale of common shares and warrants. None of the Company's properties are in production. Consequently, the Company's net income is a limited indicator of its performance or potential.

2) Highlights – the nine months ended June 30, 2009

a) In late October, 2008 the Company completed a drill program designed to explore the Viking Discovery at depth and begin testing the deposit potential of the area. A total of 10 holes and 575 meters of core were drilled.

b) Fall 2008 Viking drilling tested the Thor Vein as well as the Odin Zone and zones of lower grade mineralization surrounding the Thor Vein. Drill results from the Thor Vein ranged from 16.12 grams per tonne gold over 3.8 meters to 218.79 grams per tonne gold over 0.5 meters, with an average, based on 4 drill intercepts, of 50 grams per tonne gold over 2.2 meters. Results from the Odin Zone included 1.6 meters grading 16.07 grams per tonne gold and results from the lower grade mineralization surrounding the Thor Vein included 23 meters grading 5.12 grams per tonne gold.

2) Highlights – the nine months ended June 30, 2009 (continued)

c) On December 30, 2008, the Company completed a $500,000 flow-through financing. Proceeds are being used to advance exploration at the Company's Newfoundland and Labrador mineral properties.

d) On March 19, 2009, the Company closed a non-brokered private placement of 1,400,000 units for gross proceeds of $140,000. The proceeds are being used to finance working capital needs as well as exploration.

e)The Company completed a trenching program on the Viking property in June, 2009 and results from two grab samples taken 85 meters north of the high grade Thor vein included 57.8 and 120.1 grams per tonne gold. Further two grab samples from sulfide bearing quartz veins taken 285 meters south of the Thor vein returned 83.0 and 148.1 grams per tonne gold. Both of the new high grade discoveries have been mapped and channel sampled. Mineralization in bedrock has been traced over a strike length of 500 meters with the zone remaining open along strike in all directions.

f) The Company collected an additional 140 samples from previously unsampled 2008 drill core in zones with potential for additional gold mineralization. This sampling helped define the boundaries of mineralization, especially within the low grade potentially bulk minable halos surrounding high grade zones. It has also identified new zones of high grade mineralization , including 11.3 grams per tonne gold over 0.5 meters, 6.6 grams per tonne gold over 0.7 meters, and 6.1 grams per tonne gold over 0.6 meters.

g) A 2000 – 3000 meter drilling program commenced on Viking in the last week of June, 2009. All holes drilled to date have tested the 500 meter long mineralized Thor Trend to provide an initial indication of the size and grade potential of the zone. Results for four drill holes have been received to date, (see (3) Mineral Properties, Viking).

3) Mineral Properties

Taylor Brook, Newfoundland and Labrador, Canada

During the year ended September 30, 2007 the Company entered into an option agreement to acquire an interest in the Taylor Brook nickel/copper/cobalt/PGE prospect located in Northwestern Newfoundland. The Company may earn a majority interest in the project by issuing 500,000 common shares, all of which have been issued to date, paying $200,000 cash, (issued shares in satisfaction of $50,000 to date),or alternatively issuing the equivalent market value of its common shares at its election, and spending $1,200,000 on exploration over four years. Upon earn-in, and at the vendor's election, the Company will either form a joint venture with the vendor, with the Company participating at 51% and the vendor 49%, or the Company will acquire a 100% interest subject to a sliding scale net smelter returns royalty of 1.5% to 3.5% based on the price of nickel, or the Company will earn 51% with the option of increasing to 70% by spending an additional $4 million on exploration. The property has a 2% net smelter returns royalty, half of which can be bought back for $1 million.

The Taylor Brook property is located in a relatively unexplored region that has excellent access via a network of logging roads. In 1998, sulfide occurrences were discovered in road cuts on the property and further exploration lead to the discovery of high grade mineralization described as the Layden showing. The company that has optioned the property to Northern Abitibi conducted a high resolution Aero TEM II airborne geophysical survey over the property in 2006 and numerous conductive and magnetic targets have been identified. The survey identified four significant airborne conductors that occur immediately adjacent to the high grade Layden showing. The largest of these conductors is about 600 meters by 100 meters in size.

In March, 2008 the Company conducted a downhole pulse electromagnetic survey on two drill holes. Preliminary data was utilized to determine certain of the drill targets for the program that was undertaken in May, 2008. The drilling, comprised of 9 holes and approximately 1,400 meters, was extremely successful in discovering sulfide zones, identifying new areas of nickel/copper mineralization, and outlining a new highly prospective emerging nickel district.

During the Company's 2008 drill program, five separate occurrences of sulfides were intersected and four of the five sulfide zones contained nickel/copper/cobalt mineralization associated with mafic to ultramafic host rocks. The four zones of nickel/copper/cobalt mineralization occurred within an area exceeding 300

3) Mineral Properties (continued)

Taylor Brook, Newfoundland and Labrador, Canada

meters by 800 meters, and all four zones remain open for expansion and delineation. All of the airborne geophysical conductors drill-tested during this program contained sulfides providing an excellent correlation between airborne geophysical conductors and sulfide bodies. The property contains two additional airborne geophysical conductors that have not yet been drill-tested. Given the success of the drilling program and the usefulness of the airborne geophysics in sulfide target detection, the company staked an additional 1024 claims surrounding the Taylor Brook property to secure a large land position in this highly prospective emerging nickel belt. Management would like to complete a geophysical survey on Taylor Brook as the next phase in exploration. The timing and extent of this exploration will be contingent upon the final cost of the Viking exploration program, the amount of government grants received and the extent of further financings.

Viking, Newfoundland and Labrador, Canada

During the year ended September 30, 2007 the Company entered into an option agreement to acquire a majority interest in the Viking gold property in western Newfoundland by issuing 1,115,000 shares of the Company, (issued 450,000 shares to date), and spending $1,200,000 on exploration over four years. Upon earn-in, and at the vendor's election, the Company will either form a joint venture with the vendor, with the Company participating at 51% and the vendor 49%, or the Company will acquire a 100% interest subject to a sliding scale net smelter returns royalty of 2% to 4% based on the price of gold, or the Company will earn 51% with the option of increasing to 70% by spending an additional $4 million on exploration. The Company also made a cash payment of $15,000 to the underlying property holder in February, 2008 in accordance with the agreement.

The property contains a series of mesothermal style quartz veins and stockworks hosted in Precambrian intrusive rocks. Mineralization consists of pyrite-chalcopyrite-galena-sphalerite and locally visible gold in silica-carbonate altered zones. Two large gold-in-soil anomalies have been defined on the property. Historic exploration included three drill holes that encountered large intervals of highly altered granite with anomalous gold grades, but failed to intersect the large quartz veins occurring as boulders on surface. Sixteen historical grab samples from outcrop and quartz boulders from the eastern soil anomaly of the property returned gold values ranging from trace to 42.8 grams per tonne, averaging 8 grams per tonne.

In October, 2007 the Company conducted a trenching program focused on large zones containing well-defined gold in soil anomalies and zones with high grade gold in rocks. The trenching program uncovered four zones containing high-grade mineralization with gold values ranging from 8.5 to 246.6 grams per tonne occurring over an area exceeding 1,500 meters in strike length, confirming the potential for a large, high-grade, gold vein system.

The second phase exploration program with a budget of approximately $127,000 and actual costs of approximately $115,000, was completed in late July, 2008. This phase included a major trenching program of twenty additional trenches identifying six new zones of alteration and quartz sulphide veining in bedrock. The results of the 243 rock samples were reported in a news release dated September 8, 2008. The trenching program resulted in the discovery of four new zones of bedrock hosted high grade gold mineralization with grades ranging from 7.7 to 335.4 grams per tonne gold. The trenching of the mostly unexplored, gold-in-soil anomaly confirmed that both high and low grade gold mineralization was found in bedrock over an area approaching 3 kilometers.

The Company commenced their first drilling program on the Viking property in early October, 2008. The 10 hole, 575 meter drill program was designed to test several high grade gold zones at trenches 1, 7, 9 and 14 that were discovered during the trenching program. Drilling was completed at the end of October. Holes 1 to 5 tested the Thor Vein and holes 6 to 9 tested the Odin Vein which is located 70 meters south of the Thor Vein. Hole 10 was located 310 meters south of the Odin Vein.

3) Mineral Properties (continued)

Viking, Newfoundland and Labrador, Canada

Four drill holes directly tested the high grade Thor Vein, a zone of quartz-sulfide veins which is exposed on surface and is continuous to the depths drilled. Drill results from the Thor Vein ranged from 16.12 grams per tonne, (g/t), gold over 3.8 meters, (m), to 218.79 g/t gold over 0.5 m. Several zones of lower grade mineralization surrounding the Thor Vein were drilled with results including 23 m grading 5.12 g/t gold, 10.8 m grading 2.43 g/t gold, 22 m grading 1.91 g/t gold and 16.8 m grading 1.54 g/t gold. Additional zones of mineralization were encountered at the Odin Zone located 70 m south of the Thor Vein. Drilling results from the Odin Zone included 1.6 m grading 16.07 g/t gold, 1.6 m grading 9.84 g/t gold, 1.3 m grading 6.07 g/t gold, 0.6 m grading 7.58 g/t gold and 14.0 m grading 1.73 g/t gold.

The Company is utilizing the December, 2008 flow-through share proceeds for a trenching, mapping, and 2000 to 3000 meter core drill program comprised of up to 35 drill holes. The trenching program commenced during the latter part of May, 2009, with drilling commencing in late June, 2009. The Company also received approval for a Newfoundland exploration grant that will contribute up to $100,000 of the exploration costs based upon payment of one-half of qualifying expenditures.

Trenching during 2009 has indicated mineralized widths up to 35 meters or more, and surface sampling has demonstrated strong gold mineralization occurs along the known strike length. The trenching program has had excellent success in expanding and defining a north-south oriented zone of mineralization associated with the Thor Trend. Two new areas of high grade gold mineralization were uncovered in new trenches and road cuts. One of the new discoveries is located 85 meters north of the high grade Thor vein. Two grab samples from a sulfide bearing quartz vein from this zone have returned 57.8 and 120.1 g/t gold. A second zone has been discovered 285 meters south of the Thor vein. Two grab samples from sulfide bearing quartz veins from this zone have returned 83.0 and 148.1 g/t gold. These veins occur within a 20 to 30 meter wide zone of intense sericite-quartz-carbonate altered rock, and a grab sample of this altered wall rock contained 9.1 g/t gold.

During 2009 the Company collected an additional 140 samples from previously unsampled 2008 drill core in zones with potential for additional gold mineralization. This sampling helped define the boundaries of mineralization, especially within the low grade potentially bulk minable halos surrounding high grade zones. It has also identified new zones of high grade mineralization , including 11.3 g/t gold over 0.5 meters, 6.6 g/t gold over 0.7 meters, and 6.1 g/t gold over 0.6 meters.

The drilling program commenced on Viking in the last week of June, 2009. To date assay results have been received for four of the drill holes, (holes 09VK-11 to 09VK-14). Hole 14 is located 210 meters south of the high grade Thor Vein and tested the altered and mineralized zone exposed in trench 31. The hole intersected widespread gold mineralization including 45.5 g/t gold over 1 meter within a larger interval grading 18.4 g/t gold over 4.3 meters. Holes 11 to 13 tested the Thor Trend at trench 30, approximately 285 meters south of the Thor Vein. These drill holes did not intersect the east-west trending high grade quartz sulfide vein exposed at surface as this vein runs at shallow angles to the drill hole direction. Holes 11 – 13 all contained highly anomalous gold throughout their lengths, with hole 11 averaging 0.4 g/t gold over 55.4 meters. Each hole also intersected higher grade mineralization including 9.1 g/t gold over 0.7 meters in hole 11, 4.7 g/t gold over 0.4 meters in hole 12 and 9.3 g/t gold over 0.6 meters in hole 13.

4) Operating Results

Nine months ended June 30, 2009 compared to nine months ended June 30, 2008

A summarized statement of operations appears below to assist in the discussion that follows:

Nine months ended June 30	**2009**	**2008**
General and administrative expenses	$ (173,974)	$ (249,306)
Reporting to shareholders	(23,136)	(33,565)
Professional fees	(9,214)	(7,186)
Stock exchange and transfer agent fees	(9,201)	(8,927)
Interest income	2,951	17,519
Amortization of capital assets	(6,697)	(2,057)
Accretion of asset retirement obligation	(875)	(800)
Write-down of mineral properties	-	(4,250)
Future income tax recovery	200,000	-
Net and comprehensive loss	$ (20,146)	$ (288,572)

The decrease in interest income related to lower average cash balances and lower interest rates in the current period. The increase in amortization of capital assets was due to the acquisition of capital assets subsequent to June 30, 2008. The mineral property write-downs in the comparative period pertained to costs to investigate properties that were not previously carried on the books and were not acquired. The current period future income tax recovery of $200,000 pertained to the tax effect of flow-through share renunciations. The tax effect was recognized in the period in which the tax benefits were renounced to the shareholders. Since the Company had unrecognized tax benefits, a tax recovery was recorded to offset the future tax liability that would have been recorded in conjunction with the reduction in capital stock. Reporting to shareholder costs decreased approximately $10,000 due to a sharp decline in printing costs associated with a decrease in the number of financial statements that had to be printed and distributed.

The following summarizes the major expense categories comprising general and administrative expenses for the nine months ended June 30, 2009 and June 30, 2008 respectively:

Nine months ended June 30	**2009**	**2008**
Administrative consulting fees	$ 44,436	$ 58,776
Stock-based compensation	-	109,000
Investor relations	5,000	-
Occupancy costs	25,772	17,739
Office, secretarial and supplies	28,201	18,657
Website maintenance and networking	1,895	2,379
Travel and promotion	15,732	20,468
Directors' fees	1,800	5,679
Financing fee	28,500	-
Part XII.6 tax	6,500	-
Insurance	16,138	16,608
Total	$ 173,974	$ 249,306

General and administrative expenses decreased approximately $75,000 from the prior period. The bulk of the decrease was attributable to a decrease in stock-based compensation of $109,000. There were no stock options granted during the nine months ended June 30, 2009 while 925,000 options were granted in the comparative period. Details of the calculation of the compensation expense are provided in note 9 to the financial statements. Administrative consulting costs decreased approximately $14,000. An increase in the first quarter pertaining to attendance at a Newfoundland exploration conference by two officers as well as time spent investigating financing options and administrative time associated with completion of the flow-through financing was offset by sharply decreasing costs in the following two quarters as the Company endeavored to conserve cash.

The investor relations costs incurred in the current period of $5,000 pertained to the email dissemination of news releases by a third party. Occupancy costs increased because, effective October, 2008, the Company's

4) Operating Results (continued)

Nine months ended June 30, 2009 compared to nine months ended June 30, 2008

office sublease was increased as a reflection of its increased office space utilization associated with the increase in corporate activity. Office, secretarial and supplies increased primarily due to the secretarial charges associated with the administrative requirements of the financings completed in December, 2008 and March, 2009. Directors' fees in the prior period included a one-time payment in recognition of prior service aggregating $3,779. In addition, outside directors who attend meetings are paid $500 for attendance in person and $300 by telephone. The current period directors' fees pertained to meeting attendance by two outside directors at the aforementioned rates.

Travel and promotion decreased compared to the prior period due to the fact that the Company did not have a booth at the Vancouver Round-up or at the Toronto PDAC conferences in the current period, while they did in the previous period and the fact that the number of days attended was reduced. The financing fee of $28,500 represented a non-refundable fee that was paid to an independent third party to arrange a financing for the Company on a "best efforts" basis. These costs would have offset any finders' fees associated with a consummated financing. Because a financing was not completed by this party, the full fee was expensed in the period. The Part XII.6 tax pertains to flow-through exploration expenditures that were renounced in calendar 2008 but were not expended on qualifying exploration expenditures until calendar 2009. The tax is effectively an interest charge levied pursuant to the Canadian Tax Act on unexpended flow-through proceeds. Amounts reported above represent an accrual to June 30, 2009.

The following summarizes the components of professional fees included in the statement of earnings:

Nine months ended June 30	**2009**	**2008**
Legal and filing fees	$ 9,987	$ 5,491
Tax preparation fees	-	1,995
Audit fees	(773)	(300)
Total	$ 9,214	$ 7,186

The increase in legal and filing fees pertained primarily to filing fees associated with the increased number of news releases in the current period compared to the prior period as well as legal fees associated with advice sought regarding flow-through share reporting. The audit recovery reflects the excess of audit fees accrued at year end over the actual fees billed.

Three months ended June 30, 2009 compared to three months ended June 30, 2008

Three months ended June 30	**2009**	**2008**
General and administrative expenses	$ (38,462)	$ (38,998)
Reporting to shareholders	(18,747)	(16,605)
Professional fees	(2,064)	(2,752)
Stock exchange and transfer agent fees	(3,493)	(3,724)
Foreign exchange loss	(1,093)	-
Interest income	586	5,728
Amortization of capital assets	(2,232)	(818)
Net and comprehensive loss	$ (65,505)	$ (57,169)

The moderate increase in reporting to shareholder costs is a function of the timing of their incurrence. The mailings were undertaken later in the current fiscal year than in the comparative period. The decrease in interest income related to lower average cash balances and lower interest rates in the current period.

4) Operating Results (continued)

Three months ended June 30, 2009 compared to three months ended June 30, 2008

The following summarizes the major expense categories comprising general and administrative expenses for the three months ended June 30, 2009 and June 30, 2008 respectively:

Three months ended June 30	**2009**	**2008**
Administrative consulting fees	$ 5,571	$ 15,650
Occupancy costs	8,289	7,441
Office, secretarial and supplies	8,980	8,039
Website maintenance	758	997
Travel and promotion	3,476	713
Insurance	4,888	5,558
Directors' fees	-	600
Part XII.6 tax	6,500	-
Total	$ 38,462	$ 38,998

Explanations for the significant changes in general and administrative expenses can be found in the discussion pertaining to the nine month comparatives. Travel and promotion increased in the quarter due to a Newfoundland conference that was attended in the current period with no comparable conference in the comparative period.

5) Liquidity and Capital Resources

The Company's working capital position at June 30, 2009 was approximately $511,000, (September 30, 2008 - $522,000). Cash has increased $220,000 from September 30, 2008. The December, 2008 and March, 2009 private placements aggregating $640,000 comprised the significant source of cash in the current period. In the comparative period, the sources of cash were comprised of private placement proceeds of $604,000, the exercise of warrants for proceeds of $2,000 and the exercise of options for proceeds of $20,000. Cash share issue costs plus the non-refundable financing fee that was paid for which no financing was arranged, utilized $81,000 in cash in the current period, (share issue costs in the comparative period aggregated $6,500). Further, during the current period, the Company received the Newfoundland exploration grants that had been applied for during fiscal 2008. Grant proceeds aggregated $128,000. Administrative costs in excess of interest income utilized $207,000 of cash, (2008 - $166,000). The Company expended approximately $262,000 of cash, (2008 - $657,000), on mineral properties and equipment during the period. During the comparative period the company expended $3,500 on site restoration and $61,000 for refundable claim deposits. The Company received $4,500 in the comparative period and $3,000 in the current period for the reimbursement of environmental deposits made in Nevada, USA.

The Company will have sufficient cash to finance general and administrative expenses, reporting to shareholder costs, professional fees and stock exchange and transfer agent fees through approximately January, 2010, assuming similar activity levels. The flow-through financing that was completed in December, 2008 will finance proposed fiscal 2009 exploration. The Company will require additional financing to cover additional exploration, mineral property acquisitions and general and administrative costs beyond January, 2010. Management continues to look at financing options. While the Company has successfully raised equity funds in the past, there are no guarantees that it will be able to do so in the future. See note 1 to financial statements.

6) Financing

On March 19, 2009 the Company closed a non-brokered private placement of 1,400,000 units for gross proceeds of $140,000. Each unit is comprised of one common share and one-half of one common share purchase warrant. Each whole purchase warrant may be exercised to acquire one common share at $0.15 per share to March 19, 2011. The proceeds are being used to fund working capital needs as well as exploration.

On December 30, 2008, the Company closed a private placement financing for gross proceeds before issue costs of $500,000. The financing was comprised of 4,761,904 Units, each unit of which was comprised of one flow-through common share and one-half of one common share purchase warrant. Each full common share purchase warrant may be exercised to acquire one common share at an exercise price of $0.20 to December 30, 2009 and at an exercise price of $0.25 from December 31, 2009 to December 30, 2010. In addition to cash finders' and due diligence fees aggregating $40,000, the Company issued 380,952 agents' warrants to the agents. Each agent's warrant may be exercised at $0.105 to acquire one common share and one-half of one broker warrant to December 30, 2010. Each whole broker warrant may be exercised to acquire one common share at a price of $0.20 per share to December 30, 2009 and a price of $0.25 per share from December 31, 2009 to December 30, 2010. The financing is funding fiscal 2009 exploration on the Newfoundland and Labrador mineral properties.

7) Contractual Obligations

Commencing January 1, 2007 the Company's office sublease was extended for a further five years. Pursuant to option agreements that the Company has entered into, it will be required to make annual payments in order to acquire an interest, subject to Net Smelter Royalties, in the Taylor Brook and Viking claims discussed above under 3) Mineral Properties. The Company may choose to cease these payments at any time if it decides that it no longer wishes to acquire either or both of the properties. At June 30, 2009, the Company was committed to pay for a minimum of 2000 lineal meters of drilling pursuant to a drilling contract. Approximately 400 meters had been drilled by June 30, 2009, leaving an approximate commitment of 1600 meters with an estimated cost of $107,000 at that date.

As at June 30, 2009 the combined contractual cash obligations for the following five **fiscal** years ended September 30 are as follows:

Nature of obligation	Remainder of 2009	2010	2011	2012	2013
Office lease base rent	$ 5,000	$19,900	$19,900	$ 5,000	$ -
Minimum drilling contract	107,000	-	-	-	
Mineral property acquisition	-	70,000 *	80,000 *	-	-
Total	$112,000	$89,900	$99,900	$ 5,000	$ -

* May be settled in equivalent value of common shares of the Company

In addition to the above cash mineral property commitments, at June 30, 2009 the Company was committed to issue common shares and incur a minimum dollar value of **cumulative** exploration expenditures during the following five **fiscal** years as follows:

	Remainder of 2009	2010	2011	2012	2013
Common shares	225,000***	310,000	355,000	-	-
Cumulative exploration expenditures	$750,000**	$1,300,000	$2,400,000	-	-

** was fully incurred by June 30, 2009

*** shares were issued subsequent to period-end

8) Exploration Expenditures

Refer to "Mineral Properties," note 4 to the consolidated financial statements.

9) Off-Balance Sheet Transactions

There are no off-balance sheet transactions to report.

10) Selected Annual Financial Information

The following selected financial data has been extracted from the audited financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principles, for the fiscal years indicated and should be read in conjunction with those audited financial statements.

For the years ended or as at September 30,	2008	2007	2006
Financial Results			
Interest Income and other	$ 20,805	$ 24,241	$ 13,883
Net and Comprehensive Loss	$ (353,519)	$ (489,025)	$ (296,596)
Basic and diluted loss per share	$ (0.01)	$ (0.01)	$ (0.01)
Financial Position			
Working capital	$ 522,305	$ 793,703	$ 525,798
Total assets	$ 1,497,532	$ 1,040,538	$ 621,619
Capital Stock	$ 10,523,470	$ 9,902,399	$ 9,143,390
Warrants	$ 210,132	$ 132,781	$ 279,779
Contributed Surplus	$ 657,848	$ 548,848	$ 298,467
Deficit	$ (9,963,574)	$ (9,610,055)	$ (9,121,030)

Included in the loss for 2008 is a write-off of mineral properties aggregating $8,000, (2007 - $291,000, 2006 - $164,000). Stock-based compensation expense of $109,000 in 2008, (2007 - $33,500, 2006 - $28,000), also contributed to the increase in loss relative to previous years.

11) Selected Quarterly Financial Information

The following selected financial data has been extracted from the unaudited interim financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principles, for the fiscal periods indicated and should be read in conjunction with those unaudited financial statements.

Three months ended	June 30 2009 (Q3 2009)	Mar 31 2009 (Q2 2009)	Dec.31 2008 (Q1 2009)	Sept 30 2008 (Q4 2008)	June 30 2008 (Q3 2008)	March 31 2008 (Q2 2008)	Dec 31 2007 (Q1 2008)	Sept 30 2007 (Q4 2007)
Interest & Other	$ 586	$ 795	$ 1,570	$ 3,286	$ 5,728	$ 5,044	$ 6,747	$ 10,135
Net loss before mineral property write-offs and income tax recovery	(65,505)	(87,893)	(66,748)	(60,947)	(57,169)	(78,212)	(148,941)	(38,209)
Mineral property write-offs	-	-	-	(4,000)	-	(2,250)	(2,000)	(451)
Income tax recovery	-	200,000	-	-	-	-	-	-
Net and comprehensive earnings (loss)	$(65,505)	$112,107	$(66,748)	$(64,947)	$(57,169)	$(80,462)	$(150,941)	$(38,660)
Basic and diluted earnings (loss) per share	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$ 0.00	$ 0.00

The most significant influences on net income/loss are the amount of mineral property write-offs and stock-based compensation expenses as well as tax recoveries associated with tax-effecting flow-through shares.

Future income tax recoveries pertain to the application of unrecognized future tax benefits to reduce the future tax liability that is recorded when tax benefits are renounced to flow-through share investors. The renunciations, if applicable, occur in Q2 of any given year. The amount will vary depending upon the quantum of flow-through financings in a year. The timing of the Company's mineral property write-offs cannot be predicted in advance and will vary from one reporting period to the next. As a result, there may be dramatic changes in the financial results and balance sheet position reported by the Company. Stock-based compensation can also comprise a significant portion of a loss in any quarter. Compensation is

11) Selected Quarterly Financial Information (continued)

recorded when stock options are granted and have vested; the timing and amount of such grants can vary from year to year. Stock-based compensation of $109,000 in the first quarter of 2008 increased the loss in this quarter. The significant loss in Q2, 2008 pertained primarily to travel and promotion that was undertaken for the first time, including attendance at two significant conferences.

12) Directors and Officers

Shane Ebert	*Director and President*	Douglas Cageorge	*Director*
Jean Pierre Jutras	*Director and Vice-President*	Shari Difley	*Chief Financial Officer*
Barbara O'Neill	*Corporate Secretary*	Lesley Hayes	*Director*

13) Related Party Transactions

The following non-arm's length transactions occurred during the nine months ended June 30, 2009:

i) paid or accrued $14,900, (2008 - $9,100), to a corporation related by virtue of common officers and directors for rent of shared office space and $12,900, (2008 - $17,900), for lease operating and miscellaneous administrative costs.

ii) paid or accrued $99,900, (2008 - $141,400), for consulting fees charged by officers or their corporate employers on a per diem or hourly basis for accounting and administrative services and geological consulting services provided.

iii) during the comparative period ended June 30, 2008 paid or accrued $15,100 to a corporation related by virtue of common officers and/or directors for allocated office and secretarial expenses

The purpose of related company office and rent charges is to realize certain economies associated with sharing office space and administrative services. Related party transactions were in the normal course of operations and were measured at the "exchange amount," which is the amount of consideration established and agreed to by the related parties.

14) Capital Stock

a) Issued

Refer to Note 7 to the financial statements. Subsequent to June 30, 2009, the Company issued 225,000 of its common shares pursuant to the Viking mineral property option agreement. The transaction was valued at $37,125 using the fair value of the shares on the transaction date based upon the closing price on the closest preceding date since the transaction date was not a business day. There were no further changes to capital stock between June 30, 2009 and July 22, 2009.

b) Stock Options and Warrants

i) Options

Refer to Note 7 to the financial statements for details of the option transactions occurring during the nine months ended June 30, 2009 and period-end balances. During the period from June 30, 2009 to July 22, 2009, no options were granted or exercised and none expired.

ii) Warrants

Refer to Note 7 to the financial statements for details of warrants issued, exercised and expired during the nine months ended June 30, 2009. During the period from June 30, 2009 to July 22, 2009, no warrants were issued or exercised and none expired.

15) Outlook

The Company's primary objective is to discover mineral resources in economic quantities capable of supporting an operating mine. Should the Company discover such a promising property, it would likely attempt to ally with a more senior mining company that might option-in on the property or purchase the property outright, as the Company does not have expertise in operating a mine.

15) Outlook (continued)

The Company is pleased to have raised $500,000, before share issue costs, through the flow-through private placement that closed December 30, 2008 and $140,000 pursuant to the non-flow-through private placement that closed on March 19, 2009.

The initial results from the May/June, 2009 trenching program on the Viking mineral property are promising and the Company is pleased with the assay results from drill holes 09VK-11 to 14 which are defining the Thor Trend as a significant gold bearing structure. The 2009 exploration program has been very successful in delineating and expanding the Thor Trend which is at least 500 meters long and remains open in all directions. The Company is looking forward to receiving further drilling results from the additional 9 holes that have been completed to date. The 2009 exploration program will continue on Viking through the summer of 2009, and once results are received and analyzed, the Company will determine the future course of action on their two Newfoundland mineral properties. Financing options are being investigated that will finance exploration beyond that planned for the current season as well as working capital needs. The Company looks forward to continued success on its exciting Newfoundland mineral prospects.

16) Risks

The success of the Company's business is subject to a number of factors including, but not limited to:

a) Substantial expenditures are required to explore for mineral reserves and the chances of identifying economical reserves are extremely small.
b) The junior resource market, where the Company raises funds, is extremely volatile and there is no guarantee that the Company will be able to raise funds as it requires. Recent market conditions have resulted in depressed stock prices in all sectors. The Company may be forced to raise funds at a low share price resulting in increased dilution for current shareholders.
c) Although the Company has taken steps to verify title to the mineral properties in which it has an interest or in which it is earning an interest, there is no guarantee that the property will not be subject to title disputes or undetected defects.
d) The Company is subject to laws and regulations relating to environmental matters, including provisions relating to reclamation, discharge of hazardous materials, and other matters. The Company conducts its exploration activities in compliance with applicable environmental protection legislation and is not aware of any existing environmental problems that may cause a material liability to the Company, however changes to legislation could result in the Company being offside at some point in the future.
e) The Company is in competition with exploration companies with greater financial resources. This can hamper its ability to acquire certain exploration properties, attract joint venture parties and attract equity financing. Further, the Company must compete with these other companies to acquire contractors to perform certain exploration such as drilling. These contractors will often favor a larger project, making it more difficult for the Company to obtain their services.
f) The price of base and precious metals is highly volatile. Changes in these prices can alter the desirability of an exploration property, and feasibility of spending exploration dollars on it. Further, changes in commodity prices can affect the stock price of the Company.
g) The Company is dependent upon certain key personnel. Loss of any of these people could have a material adverse effect on the Company and its business. This is somewhat mitigated from a geological perspective by having a qualified geologist in each of the President and Vice-President roles.
h) The Company has a history of losses due to its status as an exploration company, with no production from mineral properties. Its ultimate success will depend on its ability to generate cash flow from producing properties at some point in the future, or alternatively from a disposition of its interests.

17) Critical Accounting Estimates

The most significant accounting estimate for the Company relates to the carrying value of its mineral property assets. Mineral properties consist of exploration and mining concessions. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sales or abandonments. The estimated values of all properties are assessed by management on a quarterly basis by reference to project economics, including the timing of the exploration and/or development work, the work programs and exploration results experienced by the Company and others, and the extent to which optionees have committed, or are expected to commit to, exploration on the property. When it becomes apparent that the carrying value of a specific property will not be realized, based on the foregoing criteria, an impairment provision is made for the decline in value.

The Company's estimate for asset retirement obligations is based on existing laws, contracts or other policies. The value of the obligation is based on estimated future costs for abandonments and reclamations. By their nature, these estimates are subject to measurement uncertainty.

Another significant accounting estimate relates to accounting for stock-based compensation. The Company uses the Black-Scholes Option Pricing Model. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted and vested during the year.

18) New Accounting Policies

Newly adopted

Effective October 1, 2008, the Company adopted amended Section 1400, General Standards of Financial Statement Presentation. This section includes requirements to assess and disclose the Company's ability to continue as a going concern. It indicates that financial statements shall be prepared on a going concern basis unless management either intends to liquidate the entity or to cease operations, or has no realistic alternative but to do so. (see note 1 to the financial statements)

Future

In February, 2008, the Canadian Accounting Standards Board, (AcSB), announced that interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011 must be prepared in accordance with International Financial Reporting Standards, (IFRS). Accordingly the Company will be required to present their financial statements for the fiscal year ended September 30, 2012 in accordance with IFRS and will be required to restate the comparatives for the fiscal year ended September 30, 2011. While the Company has begun assessing the consequences of the adoption of IFRS, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

19) Other

Additional information relating to the Company may be found on SEDAR at www.sedar.com.